EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Elliott Advisors (UK) Limited

Further to the Company’s immediate report of January 17, 2018, regarding the application of Elliott Advisors (UK) Limited ("Elliott") to Mr. David Granot, acting chairman of the Board of Directors, a supplementary report is hereby provided that on January 29, 2018, the acting chairman of the Board of Directors sent Elliot a response.

In his response, the acting chairman of the Board of Directors referred, among other matters, to the welcome involvement of its shareholders; his view of the proper functioning of the Company's Board of Directors and its committees; the anticipated date for the election of directors to the Company (as part of the Company's annual general meeting expected to take place in April or May 2018); that he expects changes in the composition of the Board of Directors and that the subject of the Company's control structure is not a matter that is handled by the Company's Board of Directors.

The full text of the response is attached to this report.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

January 29, 2018

Via Email Paul Best

Portfolio Manager &

Head of European Private Equity

Elliott Advisors (UK) Limited

Subject: Response to your letter dated January 16, 2018

Dear Mr. Best,

I write to you in reply to your letter dated January 16, 2018, which I have shared with the Board of Directors of Bezeq.

Bezeq welcomes an active interest taken by its shareholders, as we share the same goal - to promote the best interests of the Company for the benefit of all its shareholders. I further share your view that proper corporate governance is of prime importance to Bezeq, and it is one of my highest priorities.

My personal view, based on the 6 months that I have served as acting chairman of the Board of Directors, is that the Board and its committees function well and in compliance with all their duties. We have not hesitated to take difficult and delicate decisions on sensitive matters, at all times after taking into account all the relevant information and considerations, and always with the purpose of serving Bezeq’s best interests.

I obviously do not allow the participation of directors in discussions where they have or may have potential conflicts of interest, and I consider this issue with caution on a case to case basis and in accordance with applicable law and best practice.

As for your comments regarding the composition of the Board of Directors, as you may know, under Israeli law, the members of the Board of Directors of Bezeq are elected annually, by a majority vote of the shareholders of Bezeq, at an annual shareholders meeting which is convened following the publication of the annual financial statements, (other than the external directors who serve for a three year period in accordance with Israeli law).

Bezeq The Israeli Telecommunication Corp. Ltd

We plan to publish the annual financial statements during the second half of March, and at the same time to announce the convening of the next annual shareholders meeting, which will be held approximately 35 days after the announcement (end of April/ beginning of May). Let me assure you that I have heard loud and clear the issues and concerns you raised regarding this matter, both in your letter and at our meeting last week. I intend to take these issues into serious consideration when we propose a slate of candidates for election at the next annual meeting. I expect that this slate will contain changes in the composition of our board.

I would finally note that the corporate structure of the controlling shareholder of a company is not an issue for the Board to deal with.

Sincerely,

David Granot, Interim Chairman of the Board of Directors

“Bezeq” The Israel Telecommunication Corp. Limited

Bezeq The Israeli Telecommunication Corp. Ltd